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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*

                           ARGENT CAPITAL CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  039921101000
--------------------------------------------------------------------------------
                                (CUSIP Number)

 Mark E. Hoffman, Esq. 1300 20th Street, South, Suite 302, Birmingham, AL 35205
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 April 12, 1999
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

                              (Page 1 of 8 Pages)

CUSIP No. 03992110100           SCHEDULE 13D   Page     2    of     9     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
            P. Micheal Davidson, One Independence Plaza, Suite 710,
            Birmingham, AL 35209
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
            N/A
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
            U.S.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                 1,574,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                  1,310,000
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                1,574,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                            1,310,000
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                    2,884,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                    29.0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                    IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 039921101000          SCHEDULE 13D   Page     3    of     9     Pages
          ---------------------                      --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
            James L. Thompson II, One Independence Plaza, Suite 710
            Birmingham, AL 35209
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
            N/A
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
            U.S.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                 936,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                  1,310,000
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                936,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                            1,310,000
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               2,246,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                23.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 039921101000          SCHEDULE 13D   Page     4    of     9     Pages
          ---------------------                      --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
            Optimize, Inc., One Independence Plaza, Suite 710,
            Birmingham, AL 35205
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
            Not Applicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
            AL
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                 1,310,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                    0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                1,310,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                              0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               1,310,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                14.7%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 039921101000          SCHEDULE 13D   Page     5    of     9     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
            Robert Needham, One Independence Plaza, Suite 710,
            Birmingham, AL 35205
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
            N/A
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
            U.S.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                 600,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                600,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               600,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                7.0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 039921101000          SCHEDULE 13D   Page     6    of     9     Pages
          ---------------------                      --------    --------

Item 1.  SECURITY AND ISSUER

This filing relates to the common stock, $.001 par value ("Common Stock") of Argent Capital Corporation, a Nevada corporation (the "Issuer") whose principal offices are located at 1801 West End Avenue, Suite 1110, Nashville, TN 37203.

Item 2.  IDENTITY AND BACKGROUND

This Statement is being filed with the Securities and Exchange Commission (the "Commission") on behalf of Optimize, Inc., an Alabama corporation, and each of
P. Micheal Davidson, Robert Needham and James L. Thompson II (each individually, a "Reporting Person," collectively, the "Reporting Persons"). The principal occupations of Messrs. Davidson and Thompson are, respectively, as Chairman and President of Optimize, Inc., which is a software development and systems integration concern. In addition, Mr. Thompson is President of NetVoucher, Inc., a wholly-owned subsidiary of the Issuer. Each of Mr. Davidson, Mr. Needham and Mr. Thompson is a U.S. citizen whose business address is One Independence Plaza, Suite 710, Birmingham, AL 35209, which is also the address of Optimize, Inc. Neither Mr. Davidson, Mr. Needham, Mr. Thompson nor Optimize, Inc. has been convicted in a criminal proceeding or been a party to any civil proceeding as a result of which the Issuer or any other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock and Options thereon issued to the Reporting Persons directly by the Issuer were issued in a transaction involving the Issuer and NetVoucher, Inc., described in Item 5(c), below, in exchange for the consideration described therein. Shares of Common Stock previously acquired by Mr. Davidson and Mr. Thompson in open market purchases, as described in Item 5, were acquired using their respective personal funds in the aggregate amounts indicated in Item 5.

Item 4.  PURPOSE OF TRANSACTIONS

The securities reported herein were acquired for investment purposes and, except as specified in Item 5, below, were acquired in connection a business combination of NetVoucher, Inc., an entity formerly controlled by the Messrs. Thompson and Davidson, and Optimize, Inc., with a subsidiary of the Issuer. (See
Item 5(c), below). Each Reporting Person may consider additional acquisitions or sales of securities of the Issuer from time to time, either in open market transactions or directly from the Issuer or other holders, if offered by the Issuer or such other holders. Currently, there are no plans for a private offering of securities from the Issuer to the Reporting Persons or any of them. No Reporting Person has plans which relate to or would result in an extraordinary corporate transaction of the Issuer, such as an

CUSIP No. 039921101000          SCHEDULE 13D   Page     7    of     9     Pages
          ---------------------                      --------    --------

amalgamation, merger, reorganization or liquidation involving the Issuer or any of its subsidiaries.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of May 13, 1999, taking into account to his relationship with Optimize, Inc., Mr. Davidson may be deemed to beneficially own 2,884,000 shares of Issuer's Common Stock, comprising 1,219,000 shares and 1,665,000 Options, and constituting deemed beneficial ownership of 29.0% of the subject class of equity securities.

As of May 13, 1999, taking into account to his relationship with Optimize, Inc., Mr. Thompson may be deemed to beneficially own 2,246,000 shares of Issuer's Common Stock, comprising 901,000 shares and 1,345,000 Options, constituting deemed beneficial ownership of 23.3 % of the subject class of equity securities.

As of May 13, 1999, Optimize, Inc. may be deemed to beneficially own 1,310,00 shares of Issuer's Common Stock, including 655,000 shares and 655,000 Options, comprising deemed beneficial ownership of 14.7% of the subject class of equity securities.

As of May 13, 1999, Mr. Needham owns 300,000 shares of Issuer's Common Stock and 300,000 Options, constituting beneficial ownership of 7.0% of the subject class of equity securities.

(b) Mr. Thompson: sole power to vote and dispose of 240,000 shares of Issuer's Common Stock, and sole power to dispose of 690,000 Options; shared power to vote and dispose of 655,000 shares of the Issuer's Common Stock and to dispose of 655,000 Options.

Mr. Davidson: sole power to vote and dispose of 564,000 shares of Issuer's Common Stock and sole power to dispose of 1,010,000 Options; shared power to vote and dispose of 655,000 shares of the Issuer's Common Stock, and shared power to dispose of 655,000 Options.

Optimize, Inc.: sole power to vote and dispose of 655,000 shares of the Issuer's Common Stock, and the power to dispose of 655,000 Options.

Mr. Needham: sole power to vote and dispose of 300,000 shares and sole power to dispose of 300,000 Options.

(The power to vote is limited to the Common Stock of the Issuer and is inapplicable to Options.)

See also the discussion in (c), below.

(c) Messrs. Davidson and Thompson purchased, respectively, 4000 and 6000 shares of the Issuer's Common Stock in open market transactions from August, 1998 through February, 1999. The aggregate amounts of these purchases by Messrs. Davidson and Thompson were $4310.00 and $8310.00, respectively.

The remainder of Issuer's Common Stock and the Options held, respectively, by Mr. Davidson, Mr. Needham, Mr. Thompson and Optimize, Inc. were acquired directly from the Issuer in a transaction closed April 12, 1999, wherein NetVoucher, Inc., an Alabama corporation controlled by Messrs. Davidson and Thompson and Optimize, Inc., was acquired by the Issuer, Argent Capital Corporation, through a merger of NetVoucher, Inc. with and into Argent Security Corporation, a wholly-owned subsidiary of the Issuer. The surviving corporation exists under the name NetVoucher, Inc. The securities were issued pursuant to the exemption from public registration provided by Section 4(2) of the Securities Act of 1933, as amended.

CUSIP No. 039921101000          SCHEDULE 13D   Page     8    of     9     Pages
          ---------------------                      --------    --------

In the transaction, the shareholders of NetVoucher, Inc., including Mr. Davidson, Mr. Needham, Mr. Thompson, Optimize, Inc. and others, received newly-issued restricted Common Stock and options on the Common Stock of the Issuer (the "Options") as consideration for the merger. Optimize, Inc. received 655,000 shares of and 655,000 Options on Issuer's Common Stock. Mr. Davidson directly received directly 560,000 shares of the Issuer's Common Stock and 1,010,000 Options. Mr. Thompson directly received 240,000 of the Issuer's common shares and 690,000 Options. Mr. Needham received 300,000 shares and 300,000 Options.

Mr. Davidson and Mr. Thompson, own, respectively, 70% and 30% of Optimize, Inc., and thereby share legal control of that entity. Legal control over the voting and disposition of the shares and Options of the Issuer held by Optimize, Inc. is governed by Alabama corporate law and its internal governing instruments. Through the beneficial ownership of each of Davidson and Thompson in Optimize, Inc., and pursuant to Regulations of the Commission under the Securities Exchange Act of 1934, as amended, in addition to their direct holdings each of Messrs. Davidson and Thompson may be deemed to beneficially own an additional 655,000 shares of the Issuer's Common Stock, and 655,000 Options received by Optimize, Inc. from the Issuer in the transaction.

All or any number of the Options are exercisable at any time during the ten-year period following April 12, 1999. The Options are exercisable at the following prices by the respective holders: Optimize, Inc.: 327,500 options exercisable at $.25 per share, and 327,500 exercisable at $25.00 per share; James L. Thompson
II: 570,000 options exercisable at $.25 per share, and 120,000 exercisable at $25.00 per share; P. Micheal Davidson: 730,000 options exercisable at $.25 per share, and 280,000 exercisable at $25.00 per share; Robert Needham: 150,000 Options at $.25 per share, and 150,000 Options at $25.00 per share. The exercise prices and the number of shares subject to acquisition under the Options are subject to adjustment based on any forward or reverse stock split, or stock dividend of the Issuer.

Pursuant to the Stock Purchase Agreement by and among the Issuer and the former shareholders of NetVoucher, Inc., the Issuer has agreed to name two persons nominated by Optimize, Inc. to the Issuer's Board of Directors, and to exercise its best efforts to cause an additional nominee of Optimize, Inc. to be elected to Issuer's Board of Directors at its next annual meeting of shareholders. The other terms of the transaction are more particularly described in the Form 10-KSB of the Issuer dated May 3, 1999.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as referenced elsewhere herein, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to securities of the Issuer, including, without limitation, agreements regarding transfer or voting of any such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 039921101000          SCHEDULE 13D   Page     9    of     9     Pages
          ---------------------                      --------    --------

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

None


SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, correct and complete.


                                                   /s/ H. Micheal Davidson

                                                   /s/ James L. Thompson II

                                                   /s/ Robert Needham

                                                   OPTIMIZE, INC.

                                                   By: /s/ P. Micheal Davidson
                                                           -------------------
                                                           Chairman of the Board

                                                   By: /s/ James L. Thompson II
                                                           ---------------------
                                                           President

May 13, 1999